

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2015

Via E-mail
Dale Hutchins
President
Innovation Economy Corporation
1650 Spruce Street, Suite 500
Riverside, CA 92507

> **Re: Innovation Economy Corporation**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed May 6, 2015**
> **File No. 333-203238**

Dear Mr. Hutchins:

We have reviewed your amendment and your letter dated May 6, 2015, and we have the following comments.

General

1. We note that you conducted a private placement of $2,100,000 of Convertible Notes, which closed on April 30, 2015 and that you have amended your registration statement to include the units issuable upon conversion of such convertible notes. Please provide us with a detailed analysis regarding why the concurrent private offerings should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations.

Selling Securityholder prospectus cover page

2. In connection with comment 14 of our letter dated February 26, 2015 and comment 3 of our letter dated April 17, 2015, we note your disclosure in the fourth paragraph of the cover page and in the Plan of Distribution section that in the absence of a public market, you "expect" that shareholders will initially offer and sell their securities "at or above $5.10 per share" and their warrants "at or above $0.01 per warrant". Please note that in the absence of a market price you must disclose a fixed price that will be used for the duration of the offering up until such time that a market exists. The current disclosure only sets a minimum price at which you expect the shares and warrants to be sold. Please revise to state a firm, fixed price at which the selling shareholders will sell shares and warrants until there is a market for the securities.

3. We note disclosure in the sixth paragraph of the cover page that the placement agent is entitled to purchase up to $114,025 of Units issued in the company's IPO pursuant to a warrant issued in connection with the 2014 Private Placement. Please clarify, if true, that TriPoint will exercise its warrants to purchase Units privately, upon closing of the IPO, rather than in the IPO itself. Please also clarify, if true, that the shares and warrants offered by TriPoint in the selling securityholder prospectus are the shares and warrants it will obtain privately from the company upon the exercise of its warrant, consistent with your disclosure in the Selling Securityholders section.

<u>Exhibits, page II-3</u>

4. Please file your legal opinion with your next amendment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard Baumann (*via e-mail*)
    Ellenoff Grossman & Schole LLP